UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 16, 2014

UBS AG

UBS Group AG

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the joint media release of UBS Group AG and UBS AG which appears immediately following this page.

Investor Relations	Media Relations
Tel. +41-44-234 41 00	Tel. +41-44-234 85 00

16 December 2014

News Release

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (the “EEA”) should not subscribe for or purchase any transferable securities referred to in this announcement except, in the case of the exchange offer during the additional acceptance period, on the basis of information contained in or incorporated by reference in the prospectus to be approved and published in due course in connection with such public offering of UBS Group AG shares in the additional acceptance period (the “EU AAP Prospectus”), in Ireland, and following passporting, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom. The EU AAP Prospectus in the English language, once published, will be available at www.ubs.com/exchangeoffer.

UBS Group AG and UBS AG announce final results of share-for-share exchange offer

Zurich/Basel, 16 December 2014 – UBS AG proposed to its shareholders to establish a new holding company, UBS Group AG. To implement this proposal, UBS Group AG, a Swiss stock corporation (Aktiengesellschaft), offered to acquire any and all issued UBS shares in exchange for UBS Group AG shares on a share-for-share basis.

On 29 September 2014 UBS Group published the Swiss offer prospectus regarding the Exchange Offer.

Under the terms of the Exchange Offer, every registered share of UBS AG with a nominal value of CHF 0.10 validly tendered in, and not withdrawn from, the Exchange Offer was exchanged for one registered share of UBS Group AG with a nominal value of CHF 0.10. The Exchange Offer was comprised of separate offers. The Swiss Exchange Offer was made to all holders of UBS AG shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss Offer Prospectus and, for holders of UBS AG shares located in one or more member states of the European Economic Area, one or more separate prospectuses. The U.S. Exchange Offer was made to all holders of UBS AG shares located in the United States pursuant to separate offer documentation.

On 12 November 2014 UBS Group AG published a supplementary Swiss offer prospectus that is supplemental to, and should be read in conjunction with, the Swiss Offer Prospectus and thereby reduced the minimum acceptance condition to 66.67% and extended the Initial Acceptance Period until 20 November 2014.

Final Result

Subject to the offer restrictions set forth in the Swiss Offer Prospectus, the Swiss Exchange Offer related to all issued UBS AG shares, including any UBS AG shares that were issued between 24 September 2014 and the end of the Additional Acceptance Period. At the expiration of the Additional Acceptance Period, the Exchange Offer related to a total of 3,844,560,913 UBS AG shares.

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The table below provides information on the number of UBS AG shares tendered into the Exchange Offer at the expiration of the Additional Acceptance Period:

	UBS AG shares	Acceptance ratio
Treasury shares tendered by UBS AG	90,843,754	n.a.

UBS AG shares tendered by UBS AG Shareholders	3,624,575,658	96.56% (calculated based on the UBS AG shares held by UBS AG Shareholders as per 10 December 2014)

Total of tendered UBS AG shares	3,715,419,412	96.64% of all issued UBS AG shares at the end of the Additional Acceptance Period

Subsequent to the end of the Additional Acceptance Period, UBS Group AG has agreed to acquire an additional 1,490,795 UBS AG shares for new UBS Group AG shares via private exchanges with various shareholders and banks in Switzerland and elsewhere outside the United States. These private exchanges are made on the same terms and conditions as applied to the Exchange Offer and bring the total percentage of UBS AG shares owned by UBS Group AG to 96.68%.

Second Settlement

It is expected that holders of UBS AG shares who accepted the Exchange Offer during the Additional Acceptance Period will receive UBS Group AG shares on 18 December 2014.

The number of UBS AG shares tendered is less than the 98% required to complete a statutory squeeze out. UBS Group AG may use any method to acquire additional UBS AG shares permitted under applicable law, including purchases or subsequent exchanges to achieve 98% ownership and complete a statutory squeeze out as an alternative to effecting a squeeze-out through a forward merger.

As previously announced, UBS Group AG expects to initiate the delisting of the UBS AG shares from the NYSE and SIX Swiss Exchange as soon as practicable after consummation of the Exchange Offer. As a result, we expect the market for UBS AG shares to be significantly less liquid, and the value of UBS AG shares that remain publicly held may be lower or fluctuate more widely following completion of the Exchange Offer than was the case previously.

Registered shares of UBS AG

Swiss Security Number: 2489948             ISIN: CH0024899483             Ticker-Symbol: UBSN

Place and Date

Zurich, 16 December 2014

Offer Manager

UBS AG

UBS Group AG and UBS AG

UBS Group AG and UBS AG, News Release, 16 December 2014	Page 2 of 5

Investor contact

Switzerland:	+41-44-234 41 00

Media contact

Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

Important Notice

The exchange offer described herein is addressed to the shareholders of UBS AG (“UBS”) and only to persons to whom it may be lawfully addressed. The exchange offer is made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of any of this announcement, the Swiss offer prospectus (which, in the case of investors in the EEA should be treated as an advertisement and not a prospectus for the purposes of the Prospectus Directive (as defined below)), any EU prospectus published in connection with the initial acceptance period or additional acceptance period of the exchange offer, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer has been made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. UBS has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that UBS and UBS Group have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC.

The public offering of shares of UBS Group during the additional acceptance period is a separate offer to the exchange offer described in the EU prospectus published in connection with the initial acceptance period. UBS Group intends to prepare and publish a separate EU AAP Prospectus in due course for approval by the Central Bank of Ireland to be published in connection with the public offering of shares of UBS Group in the additional acceptance period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom.

UBS Group AG and UBS AG, News Release, 16 December 2014	Page 3 of 5

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the additional acceptance period pursuant to the EU AAP Prospectus in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU AAP Prospectus (from the time such prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer to be made in the additional acceptance period pursuant to the EU AAP Prospectus and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

No action has been taken in Belgium to permit a public exchange offer of the UBS shares or the UBS Group shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and the Belgian Act of 1 April 2007 on public takeover bids (“Belgian Takeover Bid Act”) and no UBS Group shares may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of Article 10 of the Belgian Prospectus Act or one or more other exemptions available under Article 3 of the Belgian Prospectus Act or under Article 6, § 3 of the Belgian Takeover Bid Act apply.

The issue and distribution of this document is restricted by law and has not been approved by the Danish Financial Supervisory Authority. This document is being distributed and communicated to persons in Denmark only in circumstances where such distribution will not conflict with the provisions of the Danish Securities Trading Act and executive orders issued pursuant thereto as amended from time to time.

The securities described herein are not being offered or sold to any person in Denmark except in circumstances which will not result in an offer of securities to the public in Denmark within the meaning of Chapter 6 or 12 of the Danish Securities Trading Act and pursuant to an exemption from the obligation to publish a prospectus set out in the Danish Prospectus Executive Orders.

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA (finanstilsynet) nor the Norwegian Registry of Business Enterprises. The securities described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the interests may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This document is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates

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and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS group (including the pending exchange offer to exchange shares of UBS AG for shares of such holding company), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the UBS group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on it, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013, updated information prepared in connection with the exchange offer included in UBS’s Report on Form 6-K filed with the SEC on 29 September 2014 and UBS’s Third Quarter 2014 Report on Form 6-K filed with the SEC on 28 October 2014. Neither UBS Group nor UBS is under any obligation to (and expressly disclaims any obligation to) update or alter any forward-looking statements set out in this document, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG, News Release, 16 December 2014	Page 5 of 5

This Form 6-K is hereby incorporated by reference into (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-200212) and into each prospectus outstanding under the foregoing registration statement, (2) the registration statements of UBS Group AG on Form F-4 (Registration Number 333-199011) and Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641 and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

Date: December 16, 2014